

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 7, 2022

Kang Sun
Chief Executive Officer
Amprius Technologies, Inc.
1180 Page Avenue
Fremont, California 94538

> **Re: Amprius Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 25, 2022**
> **File No. 333-267683**

Dear Kang Sun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2022 letter.

Form S-1 filed October 25, 2022

Business, page 79

1. We note your response to prior comment 2. In light of the inclusion of the Public and Private Warrant exercise price, please expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination.

2. We note your response to prior comment 3. Please revise your disclosure to state that this offering involves the potential sale of a substantial portion of shares for resale.

General

3.   We note your response to prior comment 10. Please also add risk factor disclosure that states that UBS Securities is disclaiming any responsibility for the Form S-4 registration statement.

        Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing